U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38397

FARMMI, INC.

Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui City, Zhejiang Province 323000

+86-571-875-555-801

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Farmmi, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2019 annual shareholder meeting. At the 2019 annual shareholder meeting of the Company held on July 27, 2019, a quorum was present and three proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on June 25, 2019. The final results for the votes regarding each proposal are set forth below.

1.  Shareholders elected the following five directors to the Company’s Board of Directors to hold office for a one-year term expiring at the Annual Meeting of Shareholders in 2020 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Yefang Zhang	9,984,312	324	71
Zhengyu Wang	9,984,162	474	71
Yunhao Chen	9,984,491	145	71
Hongdao Qian	9,984,491	145	71
Kangbin Zheng	9,984,341	295	71

2.  Shareholders ratified the appointment of Friedman LLP as independent registered public accounting firm for the fiscal year ending December 31, 2019. The votes regarding this proposal were as follows:

For	Against	Abstained
9,979,562	5,145	0

3.  Shareholders approved the passage of such other business may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
9,977,862	5,624	1,221

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Date: July 29, 2019